Exhibit 99.1

January 25, 2016

Support.com, Inc.
900 Chesapeake Drive, Second Floor
Redwood City, California 94063
Attn:	Jim Stephens
Chairman of the Board

Dear Jim:

We have spent the past two months trying to negotiate a settlement with you and the Board of Directors (the “Board”) of Support.com, Inc. (the “Company”) in an attempt to avoid a prolonged and costly contest later this spring. We are writing in response to the Board’s recent decision to reject the two highly-qualified candidates that we recommended for appointment to the Board. It says a lot about the Board that it took almost two months to determine that a group that owns approximately 15% of the Company should be refused a single Board seat.  It says even more when the Board has presided over a company with abysmal share price performance, an inability to set forth a business plan, deteriorating fundamentals and a significantly negative enterprise value.

Throughout this process, we have been shocked at the lack of accountability demonstrated by you and your fellow Board members.  You have proven to be the entrenched Board we had feared which is only made worse by the absolute lack of insider ownership and alignment with shareholders.  Your Board that you describe as qualified and experienced in fact has very little public board experience and no demonstrable track record of success.  It is indisputable that the Board additions we propose would not only fill a significant gap in the experience of the incumbents, but also as shareholder representatives, would ensure the accountability you sorely lack.

Rather than admitting that your tenure has been anything other than a disaster, you and your cohorts appear to have decided to dig in your heels and hold shareholders hostage.  We hope that you do not make matters worse by squandering the Company’s cash or diluting shareholders with ill-advised M&A and we look forward to liberating shareholders this spring at the Company’s annual meeting where we will seek control.

Regards,

/s/ Eric Singer	/s/ Bradley Radoff	/s/ Joshua Schechter
Eric Singer	Bradley Radoff	Joshua Schechter